Exhibit 99.1
DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	March 31,	December 31,
	2022	2021
	$	$
Assets
Current assets:
Cash and cash equivalents	211,982	215,323
Trade and other receivables (Note 4)	31,627	27,685
Prepaids and deposits	7,967	6,992
Net investment in finance lease	82	99
Contract costs, net	2,966	1,390
	254,624	251,489
Non-current assets:
Contract costs, net	5,290	3,849
Net investment in finance lease	207	204
Deferred tax asset	52	—
Right-of-use assets, net (Note 5)	2,920	3,059
Property and equipment, net (Note 6)	2,695	2,645
Intangible assets, net (Note 7)	1,459	1,576
Goodwill (Note 8)	6,272	5,301
	273,519	268,123

Liabilities
Current liabilities:
Trade and other payables	23,808	22,817
Income taxes payable	207	—
Deferred revenue	51,189	44,578
Contingent consideration	467	467
Lease obligations (Note 5)	1,321	1,311
	76,992	69,173
Non-current liabilities:
Contingent consideration	2,252	2,236
Deferred revenue	77	116
Lease obligations (Note 5)	2,539	2,690
Employee benefit obligations	2,622	2,560
Deferred tax liability	710	692
	85,192	77,467

Shareholders’ equity
Share capital (Note 10)	266,514	266,119
Contributed surplus	5,335	4,312
Accumulated other comprehensive income	5,325	2,113
Deficit	(88,847)	(81,888)
Total equity	188,327	190,656
	273,519	268,123

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2022	2021
	$	$
Revenue (Note 13)	32,055	21,742
Cost of revenue (Note 14 and 15)	6,552	3,864
Gross profit	25,503	17,878

Operating expenses
General and administrative (Note 15)	7,375	7,437
Sales and marketing (Note 15)	13,747	9,119
Research and development (Note 15)	6,186	4,143
Share-based compensation (Note 11)	1,094	378
Foreign exchange loss	3,391	1,951
Depreciation and amortization (Note 5, 6 and 7)	580	474
	32,373	23,502
Operating loss	(6,870)	(5,624)

Finance income, net (Note 9)	(19)	(2)
Other income	(21)	(21)
Loss before income taxes	(6,830)	(5,601)

Income tax expense	129	43

Net loss for the periods	(6,959)	(5,644)

Other comprehensive income
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(3,212)	(2,114)

Comprehensive loss	(3,747)	(3,530)

Loss per share - basic and diluted	(0.21)	(0.17)
Weighted average number of common shares outstanding - basic and diluted (Note 12)	33,017,421	32,781,080

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Common shares		Contributed surplus	Accumulated other comprehensive income	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2020	32,630,536	264,357	2,537	1,699	(68,287)	200,306
Exercise of stock options (Note 11)	62,388	143	(40)	—	—	103
Share-based compensation (Note 10)	—	—	378	—	—	378
Comprehensive loss	—	—	—	2,114	(5,644)	(3,530)
Balance, March 31, 2021	32,692,924	264,500	2,875	3,813	(73,931)	197,257

Balance, December 31, 2021	32,857,422	266,119	4,312	2,113	(81,888)	190,656
Exercise of stock options (Note 10 and 11)	1,897	34	(14)	—	—	20
Share-based compensation (Note 11)	—	—	1,094	—	—	1,094
Share issuance under ESPP (Note 10 and 11)	6,377	361	(57)	—	—	304
Comprehensive loss	—	—	—	3,212	(6,959)	(3,747)
Balance, March 31, 2022	32,865,696	266,514	5,335	5,325	(88,847)	188,327

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Three months ended March 31,
	2022	2021
	$	$
Cash flows (used in) from operating activities
Net loss	(6,959)	(5,644)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	580	474
Share-based compensation	1,094	378
Unrealized foreign exchange loss	3,194	1,694
Income tax expense	129	43
Finance income, net	(19)	(2)
Changes in non-cash working capital items:
Trade and other receivables	(4,087)	1,260
Prepaids and deposits	(968)	(4,177)
Contract costs	(3,015)	(349)
Trade and other payables	1,220	1,371
Employee benefit obligations	110	172
Deferred revenue	6,749	2,597
Cash used in operating activities	(1,972)	(2,183)

Cash flows used in investing activities
Purchase of property and equipment	(303)	(171)
Acquisition of business, net of cash acquired	(1,071)	—
Cash used in investing activities	(1,374)	(171)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	21	25
Repayment of lease obligations	(345)	(308)
Interest received	103	90
Proceeds from exercise of stock options	20	103
Proceeds from share issuance under ESPP	304	—
Repayment of borrowings	—	(7)
Cash from (used in) financing activities	103	(97)

Net change in cash and cash equivalents during the period	(3,243)	(2,451)
Effect of foreign exchange on cash and cash equivalents	(98)	177
Cash and cash equivalents, beginning of the period	215,323	219,658
Cash and cash equivalents, end of the period	211,982	217,384

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage March 31, 2022	Ownership percentage December 31, 2021
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd[1] ("Docebo Australia")	Australia	100	—

1 On January 21, 2022, the Company acquired all of the issued and outstanding shares of Skillslive Edu Pty Ltd. (“Skillslive”), an educational consulting agency located in Melbourne, Australia. On February 2, 2022 Skillslive changed its name to Docebo Australia Pty Ltd.

2	Basis of preparation

Statement of compliance

These unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2021. These unaudited condensed consolidated interim financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 11, 2022.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)
Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The impact of the novel coronavirus (“COVID-19”) pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

3	Summary of significant accounting policies

In preparing these financial statements, the significant accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

4	Trade and other receivables

The Company’s trade and other receivables as at March 31, 2022 and December 31, 2021 include the following:

	2022	2021
	$	$
Trade receivables	25,020	21,985
Accrued revenues	3,678	3,241
Tax credits receivable	2,567	2,423
Other receivables	362	36
	31,627	27,685

Included in trade receivables is a loss allowance of $1,051 as at March 31, 2022 and $1,007 as at December 31, 2021.

5	Leases
The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2021	4,974	330	5,304
Additions	141	—	141
Effects of foreign exchange	(31)	(2)	(33)
Balance – March 31, 2022	5,084	328	5,412

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)

	Premises	Others	Total

Accumulated amortization
Balance – December 31, 2021	2,037	208	2,245
Amortization	249	17	266
Effects of foreign exchange	(16)	(3)	(19)
Balance – March 31, 2022	2,270	222	2,492

Carrying value
Net balance – December 31, 2021	2,937	122	3,059
Net balance – March 31, 2022	2,814	106	2,920

The Company’s lease obligations are as follows:

2022
$
Balance – December 31, 2021	4,001
Additions	141
Interest accretion	75
Lease repayments	(345)
Effects of foreign exchange	(12)
Balance – March 31, 2022	3,860

Current	1,321
Non-current	2,539
3,860

Expenses incurred for the three months ended March 31, 2022 and 2021 relating to short-term leases and leases of low-value assets were $62 and $67, respectively.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2021	2,098	1,830	359	4,287
Additions	297	6	—	303
Effects of foreign exchange	(20)	(20)	(9)	(49)
Balance – March 31, 2022	2,375	1,816	350	4,541

Accumulated depreciation
Balance – December 31, 2021	854	707	81	1,642
Depreciation	150	73	3	226
Effects of foreign exchange	(11)	(8)	(3)	(22)
Balance – March 31, 2022	993	772	81	1,846

Carrying value
Balance – December 31, 2021	1,244	1,123	278	2,645
Balance – March 31, 2022	1,382	1,044	269	2,695

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2021	1,415	532	46	1,993
Effects of foreign exchange	(26)	(10)	(1)	(37)
Balance – March 31, 2022	1,389	522	45	1,956

Accumulated amortization
Balance – December 31, 2021	276	124	17	417
Amortization	58	26	4	88
Effects of foreign exchange	(6)	(2)	—	(8)
Balance – March 31, 2022	328	148	21	497

Carrying value
Balance – December 31, 2021	1,139	408	29	1,576
Balance – March 31, 2022	1,061	374	24	1,459

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)

8	Goodwill

$
Balance – December 31, 2021	5,301
Additions	1,071
Effects of foreign exchange	(100)
Balance – March 31, 2022	6,272

On January 21, 2022, the Company acquired all of the issued and outstanding shares of Skillslive for total consideration, including a working capital adjustment, of $1,071. The acquisition of Skillslive will contribute to the expansion of the Company’s footprint in Australia and accelerate time-to-market by immediately adding specialized talent and infrastructure in the Asia-Pacific (“APAC”) region.

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. Goodwill arising on the acquisition reflects the benefits attributable to synergies and the estimated fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income taxes.

9	Borrowings

Credit Facility

On June 1, 2021, the Company terminated the $15,000 committed revolving term credit facility (the “Credit Facility”) it secured from the Toronto-Dominion Bank on July 25, 2019 and repaid all accrued and unpaid interest. Unamortized financing costs of $64 were derecognized and expensed to finance expense during the second quarter of 2021. Prior to termination, the balance drawn on the facility was $nil.

Finance income, net

Finance income for the three months ended March 31, 2022 and 2021 is comprised of:

	Three months ended March 31,
	2022	2021
	$	$
Interest on contingent consideration	16	18
Interest on lease obligations	75	85
Interest and amortization of deferred financing costs on credit facility	—	12
Interest income	(110)	(117)
	(19)	(2)

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)

10	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2021	32,857,422	266,119
Stock option exercise	1,897	34
Share issuance under ESPP	6,377	361
Balance – March 31, 2022	32,865,696	266,514

11	Share-based compensation

	Three months ended March 31,
	2022	2021
	$	$
Stock options	397	262
DSUs	204	116
RSUs	449	—
ESPP	44	—
	1,094	378

There were no PSUs issued and outstanding for the three months ended March 31, 2022 and 2021.

The changes in the number of stock options during the three months ended March 31, 2022 and 2021 were as follows:

	2022		2021[1]
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,283,088	12.00	1,516,641	6.73
Options granted[1]	34,667	54.26	92,551	51.01
Options forfeited	(1,897)	16.00	—	—
Options exercised	(34,853)	34.62	(62,388)	1.85

Options outstanding – March 31	1,281,005	12.52	1,546,804	9.58
Options exercisable – March 31	891,286	3.84	897,676	2.74

1 In March 2021, the Company granted stock options to certain executives. Subsequently, the Company identified an error in determining the expected life and volatility inputs used in the Black-Scholes pricing model to calculate the fair value of options, which led to the Company determining that 63,992 excess options were granted in March 2021 to six senior executives (the “Awardees”). The granting of excess options was immaterial to the Company but the error resulted in an award of options to the Awardees that was not reasonable and appropriate to grant. During 2021, the Company amended and restated the option award agreements for those affected Awardees to reflect the issuance of the appropriate number of options.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)
The following table is a summary of the Company’s stock options outstanding as at March 31, 2022:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	5.21	0.0001 - 1.09	748,368
8.86 - 11.06	54,553	8.47	8.86 - 11.06	23,826
15.79 - 16.00	275,697	7.53	15.79 - 16.00	100,509
26.43 - 95.12	166,387	9.33	26.43 - 95.12	18,583
	1,281,005	6.39		891,286

The following table is a summary of the Company’s stock options outstanding as at March 31, 2021:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	840,418	6.09	0.0001 - 1.09	752,018
8.86 - 11.06	215,120	9.72	8.86 - 11.06	79,264
15.79 - 16.00	373,883	8.53	15.79 - 16.00	66,394
26.43 - 64.19	117,383	9.94	26.43 - 64.19	—
	1,546,804	7.57		897,676

The Company has five components within its share-based compensation plan: stock options, DSUs, RSUs, PSUs and shares issued pursuant to the ESPP. Share-based compensation expense for the three months ended March 31, 2022 was $1,094 (2021 - $378), respectively. The expense associated with each component is as follows for the three months ended March 31:

The weighted average fair value of share options granted during the three months ended March 31, 2022 and 2021 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2022	2021
	C$	C$
Weighted average stock price valuation	$54.26	$51.01
Weighted average exercise price	$54.26	$51.01
Risk-free interest rate	2.03%	1.13%
Expected life in years	6.25	6.25
Expected dividend yield	—%	—%
Volatility	61%	60%
Weighted average fair value of options issued	$31.67	$28.63

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2021	59,654
Granted (at C$86.93 per unit)	751
DSUs - March 31, 2022	60,405

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)

RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2021	46,591
Granted (at C$54.26 per unit)	17,361
Forfeited (at $86.38 per unit)	(1,261)
RSUs - March 31, 2022	62,691

12	Loss per share

The Company has three categories of potentially dilutive securities outstanding: stock options, DSUs and RSUs. All potentially dilutive securities have been excluded from the calculation of diluted loss per share for the periods in which the Company is in a net loss position. Including the dilutive securities in these periods would be anti-dilutive; therefore, basic and diluted number of shares used in the calculation is the same for the periods presented.

The weighted average outstanding number and type of securities that could potentially dilute basic net income per share in the future but would have decreased the loss per share (anti-dilutive) for the periods in which the Company is in a net loss position are as follows:

	Three months ended March 31,
	2022	2021
	#	#
Stock options	1,027,646	1,154,738
DSUs	60,380	46,872
RSUs	48,341	—
	1,136,367	1,201,610

13	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application, and professional services revenue, which includes services such as initial implementation, project management, and training.

The following table represents disaggregation of revenue for the three months ended March 31:

	Three months ended March 31,
	2022	2021
	$	$
Subscription revenue	29,128	19,775
Professional services	2,927	1,967
	32,055	21,742

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)

14	Cost of revenue

The following table represents cost of revenue for the three months ended March 31:

	Three months ended March 31,
	2022	2021
	$	$
Employee salaries and benefits	4,159	2,785
Web hosting fees	1,057	711
Third party service fees	1,173	155
Other	163	213
	6,552	3,864

15	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, for the three months ended March 31, 2022 was $21,875 (2021 - $14,940).
Employee compensation costs were included in the following expenses for the three months ended March 31:

	Three months ended March 31,
	2022	2021
	$	$
Cost of revenue	4,159	2,785
General and administrative	3,365	2,295
Sales and marketing	9,707	6,578
Research and development	4,644	3,282
	21,875	14,940

16	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly, including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, Chief Corporate Development Officer and Chief Human Resource Officer and Directors.

Compensation expense for the Company’s key management personnel for the three months ended March 31, 2022 and 2021 is as follows:

	Three months ended March 31,
	2022	2021
	$	$
Salaries and benefits	1,489	1,005
Share-based compensation	668	227
	2,157	1,232

17	Financial instruments and risk management

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2022
(expressed in thousands of US dollars, except share amounts)
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. Potential effects from COVID-19 on the Company’s credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19’s global impact.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables and borrowings approximate fair values due to the short-term nature of these items or being carried at fair value or, for borrowings, the interest rates charged approximate current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Contingent consideration is classified as a Level 3 financial instrument. The fair value of the contingent consideration was calculated using discounted cash flows. During the three months ended March 31, 2022, there were no transfers of amounts between levels in the fair value hierarchy.

18	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
	2022	2021
	$	$
North America	23,855	15,222
Rest of World	8,200	6,520
	32,055	21,742